FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	SAP and RIM Announce Availability of Integrated SAP CRM and BlackBerry Solution	4

Document 1

For Immediate Release

May 13, 2009

SAP and RIM Announce Availability of Integrated SAP CRM and BlackBerry Solution

ORLANDO, Fla. — May 13, 2009 — SAP AG (NYSE: SAP AG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of an integrated solution that provides customers with anytime, anywhere access to the SAP® Customer Relationship Management (SAP CRM) application on BlackBerry® smartphones. The new BlackBerry® Sales Client for SAP CRM, which was recognized at SAPPHIRE® 2009 with a Pinnacle Award for Innovation, is now available from RIM, giving sales reps simple, secure, real-time access to customer information in SAP CRM with the same seamless and intuitive experience they have come to expect from BlackBerry smartphones. The new solution is being showcased by SAP and RIM at SAPPHIRE.

As enterprise mobility using smartphones becomes a business necessity, SAP and RIM are working to address the needs and expectations of business users through an integrated solution that enables secure real-time access to SAP CRM. The integrated solution benefits organizations with enhanced employee productivity and service while empowering mobile users with the ability to access critical customer information on the go. The integrated solution also leverages the inherent security, management capabilities and efficiency of the BlackBerry® Enterprise Solution, and introduces a number of key innovations for mobile CRM, including:

Instant Access to Up-to-Date Information – In just one or two clicks, users can gain access to up-to-date client information from a BlackBerry smartphone, including contacts, sales leads and logged activities. This seamless and intuitive CRM experience is made possible through deep integration between the SAP CRM application, the BlackBerry® Sales Client for SAP CRM, and core BlackBerry smartphone applications.

Push-Based Notifications – The new solution can automatically deliver or “push” all customer data updates in the SAP CRM system immediately to the user, as well as pushing sales leads immediately to the sales representative’s BlackBerry smartphone inbox with one-click access to the new information.

Access to CRM Data Anytime, Anywhere – Users rely on their BlackBerry smartphones for access to people and information on the go. This new solution enables contacts and account information to be continuously accessible on BlackBerry smartphones, and a local cache system allows access to certain information even if the user is outside of network coverage.

Industry-Leading Security – SAP’s established enterprise application security combined with the renowned wireless security of the BlackBerry Enterprise Solution provides end-to-end encryption to help protect confidential customer information whether stored on a BlackBerry smartphone, in transit, or in the SAP CRM application. IT administrators can also securely deploy the BlackBerry Sales Client for SAP CRM to users over-the-air.

“The integration of SAP CRM with BlackBerry smartphones provides simple, quick mobile access to customer information,” said Bob Stutz, corporate officer and member of the executive council, SAP. “SAP and RIM have converged the worlds of applications and mobility on BlackBerry smartphones, empowering mobile users through continuous access to essential information that leads to increased sales, service, effectiveness and overall performance. We look forward to our continuing co-innovation with RIM to support mobile workers in reaping the benefits of real-time mobile access to enterprise applications in a secure setting.”

“SAP and RIM are setting a new standard for mobile CRM with a highly refined and secure user experience that will enable even greater adoption,” said Jim Balsillie, Co-CEO, Research In Motion. “This innovative new solution elegantly extends valuable customer information in SAP CRM to BlackBerry smartphones by leveraging the BlackBerry platform’s core strengths, including reliability, real-time push technology, deep application integration, and market-leading security. Together, we are delivering the best in enterprise mobility.”

For more information, please visit: www.blackberry.com/sap

SAPPHIRE® 2009 Orlando

More than 10,000 customers, partners and technical experts are convening at SAPPHIRE® 2009 to discover how SAP and its thriving partner ecosystem are delivering IT solutions that help today’s best-run businesses achieve clarity in every area of their operations. SAP’s premier educational and networking event, SAPPHIRE is the one occasion where senior executives, business managers, and decision-makers can come together every year to explore how innovative business solutions foster long-term, profitable growth. SAPPHIRE 2009 is being held in Orlando, Florida, May 11-14. For more information, please visit www.sap.com/sapphire. Join the conversation via Twitter at #sapphire09.

Based on the success of last year’s events, SAP and the Americas’ SAP Users’ Group (ASUG) are co-locating their premier events in Orlando, where the 2009 ASUG Annual Conference takes place May 11-14.

In addition to SAPPHIRE 2009, SAP is also hosting SAP® World Tour 2009, a series of local events in more than 70 cities through Europe, the Middle East, Asia and Latin America. For more information, visit the SAP World Tour event page on sap.com.

Note to Editors:

Webcasts, announcements, media roundtables, keynote presentations and podcasts from SAPPHIRE 2009 will be available in the event’s virtual newsroom at: www.sap.com/about/newsroom/sapphire. To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high-resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

About SAP

SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 86,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

(*) SAP defines business software as comprising enterprise resource planning and related applications.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2009 SAP AG. All rights reserved.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

For customers interested in learning more about SAP products:

Global Customer Center: +49 180 534-34-24

United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:

SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; press@sap.com

Saswato Das, SAP Media Relations, +1 (212) 653-9571, saswato.das@sap.com , EDT

Shabana Khan, +1 650 461-1332, shabana.khan@sap.com, PDT

Hilmar Schepp, +49 6227 7-46799, hilmar.schepp@sap.com, CET

Marisa Conway, Brodeur Partners (PR Agency for RIM), +1 (212) 771-3639, mconway@brodeur.com, EDT

For more information, financial community only:

Stefan Gruber, SAP Investor Relations, +49 (6227) 7-44872, investor@sap.com, CET

Martin Cohen, SAP Investor Relations, +1 (212) 653-9619, mailto: investor@sap.com, EDT

RIM Investor Relations, +1 (519) 888-7465, investor_relations@rim.com, EDT

During SAPPHIRE (from May 11 to 14), to speak with press contacts on site, please dial the SAP press room at +1 (610) 661-0469.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 13, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations